File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

(Filed June 26, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 26, 2009

Release

Organizational Changes in Vitro's Managing Team

San Pedro Garza Garcia, Nuevo Leon, Mexico, June 26, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced today the following organizational changes in its managing team:

David Gonzalez, has been appointed as Flat Glass President in order to replace Roberto Rubio, who has decided to join the senior executive team of Libbey Inc., as Vice President, Managing Director of Libbey Mexico starting July 1, 2009. Vitro and Libbey Inc. had a joint venture through VitroCrisa which ended in 2006.

David Gonzalez Morales joined the Company in 1980 and has been in charge of several executive positions, being responsible as President of Glass Containers since 2007.

During the Company's restructuring process, Glass Containers will be in charge of Alfonso Gomez Palacio who was the head of this business unit when he decided to retire in 2007.

"On behalf of Vitro I wish to thank Roberto for his performance as President of Flat Glass, and I whish him the best of success in this new stage of his career. I would like to also thank Alfonso for interrupting his retirement and coming back to lead Glass Containers during the process we are currently facing. This will allow us to add his vast experience and avoid making major changes in the rest of the Company, taking in consideration the current team's valuable skills in maintaining the highest performance standards in our operations", said Hugo Lara, CEO of Vitro.

He added, "The appointment of David Gonzalez will allow us to deepen our float glass transformation and fabrication strategy alignment, in which David has a significant know-how, a key element of this business future".

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: June 26, 2009